NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE Arca Inc. ('Exchange' or 'NYSE Arca') hereby notifies the SEC of its intention to remove the entire Class A Common Shares and Class B Common Shares (together, the 'Securities') of Sea Containers Ltd. (the 'Company') from listing and registration on NYSE Arca at the opening of business on December 12, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange.

This decision was reached after a review by NYSE Regulation indicated that the Company was late in filing with the SEC its December 31, 2005 Form 10-K and certain 2006 Form 10-Q filings. Because of the overall uncertainty surrounding the completion of the Company's current financial statement filing requirements and the Company's focus on developing a restructuring plan as previously announced, the Company was unable to give any assurance as to when the delayed reports may be available for filing.


2. NYSE Arca Rule 5.5(l) provides that Exchange will consider suspending dealings in, or removing from the list, securities of a company when certain conditions are evident, including (as stated in Rule 5.5(l)(9)) any other event or condition that makes further dealings unwarranted. NYSE Arca Rule 5.4(A) provides that the Exchange may suspend dealings in or institute proceedings to remove any security from listed or unlisted trading privileges.

3. On October 2, 2006, in light of the Company's delay in filing, the Exchange determined that the Securities should be suspended from trading before the opening of the trading session on October 3, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on theExchange. The Company was notified by letter on September 29, 2006.

4. Pursuant to the above authorization, a press release was issued on October 2, 2006, and an announcement was made on the at the close of the trading session on October 2, 2006 regarding the proposed suspension of trading in the Securities. Similar information was included on the NYSE Group website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on October 3, 2006.

5. The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange. The Company did not file such a request within the specified time period.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions the Securities were suspended from trading on October 3, 2006.